SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: December 2007

Commission File No.: 000-51581

Saifun Semiconductors Ltd.
(Exact name of registrant as specified in charter)

6 Arie Regev Street,

Sappir Industrial Park, Netanya 42504, Israel

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If yes is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

Amendment to Merger Agreement

        On December 13, 2007, Saifun Semiconductors Ltd. (“Saifun”) and Spansion Inc. (“Spansion”) issued a joint press release announcing that the boards of directors of each of Spansion and Saifun have approved, and Spansion and Saifun have executed, an amendment to their merger agreement providing for an approximately $31.4 million increase in the cash distribution, which would result in a cash distribution of approximately $6.05 per share in cash based on Saifun’s current capitalization. The cash distribution will be funded solely from Saifun’s existing cash on hand prior to or on the closing of the transaction. The exchange ratio that each outstanding share of Saifun common stock would receive in the merger remains 0.7429 shares of Spansion common stock. In connection with this amendment, Saifun will send to Saifun shareholders and file with the Securities and Exchange Commission additional solicitation materials.

        A copy of the press release published on December 13, 2007 is attached as an exhibit hereto.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2007	SAIFUN SEMICONDUCTORS LTD. By: /s/ Igal Shany —————————————— Igal Shany Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release issued December 13, 2007